12013366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-15803
~~8-05247~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Execution Services, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine J. Stilo — **(212) 588-4266**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is not contained in this Report*

Not Applicable
(Name - *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/13

AFFIRMATION

We, Mark Varrichio and Christine J. Stilo, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Execution Services, Inc. (a wholly owned subsidiary of Hoenig Group Inc.) for the year ended December 31, 2011 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Varrichio
Managing Director

Christine J. Stilo
Controller and Director

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013

ITG EXECUTION SERVICES, INC.
(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition
December 31, 2011

AFFIRMATION

We, Mark Varrichio and Christine J. Stilo, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Execution Services, Inc. (a wholly owned subsidiary of Hoenig Group Inc.) for the year ended December 31, 2011 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Varrichio
Managing Director

Christine J. Stilo
Controller and Director

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	118,637
Due from affiliates		682
Other assets		8,319
Total assets	$	127,638

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	10,258
Total liabilities		10,258
Stockholder's equity:		
Common stock, $0.50 par value; 100,000 shares authorized; 2,394 issued and outstanding		1,197
Additional paid-in capital		1,277,597
Accumulated deficit		(227,916)
Treasury stock at cost, 237 shares		(933,498)
Total stockholder's equity		117,380
Total liabilities and stockholder's equity	$	127,638

See accompanying notes to Statement of Financial Condition.

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2011

(1) Organization and Basis of Presentation

ITG Execution Services, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. and the NYSE Group ("NYSE"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Hoenig Group Inc. (the "Parent"), which in turn, is a wholly owned subsidiary of Investment Technology Group, Inc. ("ITG"). The Company conducted floor brokerage activities on the NYSE on behalf of an affiliate, ITG Inc., its sole customer through June 30, 2007. Since that time, the Company has not conducted any floor brokerage activities and is inactive.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its registration as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2011 is an investment in a U.S. government money market fund of $14,811.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of ITG. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes are paid to ITG pursuant to a tax sharing agreement between the Company and ITG.

See accompanying notes to Statement of Financial Condition.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Accounting Standards Codification ("ASC") 740, *Income Taxes*, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. ITG allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or the period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/ or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2011 consist of an investment in a U.S. Government money market fund of $14,811 (included in cash and cash equivalents). The Company currently does not have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Income Taxes

For the year ended December 31, 2011, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of ITG. The Company accounts for income taxes as if it were a separate entity.

The net amount due from ITG relating to income taxes is included in due from affiliates on the Statement of Financial Condition at December 31, 2011.

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to a net deferred tax asset of $4,210 related to deferred compensation, which is recorded within other assets in the Statement of Financial Condition as of December 31, 2011.

At December 31, 2011, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Company did not have any uncertain tax positions at December 31, 2011.

(5) Employee Benefit Plans

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan which was later merged into the 2007 Plan. Under the SUA Program, selected participants of the Company were required to defer receipt of (and thereby defer taxation on) a graduated portion of their total cash compensation for units representing common stock equal in value to 115% of the compensation deferred. The units were to be settled on or after the third anniversary of the date of grant.

Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that it did not apply to compensation earned for any calendar year after calendar year 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

During the year ended December 31, 2011, 511 shares of ITG's common stock were issued in connection with the SUA Program.

(6) Related Party Transactions

In the normal course of business, ITG and/or ITG Inc. may receive and disburse cash on behalf of the Company. This net activity is reflected in due to/ from affiliates on the Statement of Financial Condition. The Company paid cash dividends of $500,000 to Parent.

(7) Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents are deposited with a major U.S. banking institution.

(8) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had net capital of $108,083 which was $103,083 in excess of required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 9.49 to 1.